COCA-COLA EUROPACIFIC PARTNERS PLC 2026 ANNUAL GENERAL MEETING (“AGM”) LONDON, 16 APRIL 2026 Coca-Cola Europacific Partners plc ("CCEP”) announces that the Notice of Meeting for its 2026 Annual General Meeting (“Notice of AGM”) is available to view at: https://www.cocacolaep.com/about- us/governance/shareholder-meetings in which CCEP reaffirms its comparable operating profit guidance for the year ending 31 December 2026, as set out in its full year results announced on 17 February 2026. The AGM is to be to be held at 11:30am BST on 28 May 2026, at 1A Wimpole Street, London, W1G 0EA. CCEP’s 2025 Annual Report and Form 20-F (“2025 Annual Report”) was published on 13 March 2026 and can be found at https://ir.cocacolaep.com/financial-reports-and-results/annual-reports The 2025 Annual Report, Notice of AGM and Form of Proxy are also being sent to those shareholders who have requested to receive hard copies. In compliance with Listing Rule 6.4.1R, the Notice of AGM and Form of Proxy will shortly be available for inspection on the National Storage Mechanism at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The amended rules of the Coca-Cola Europacific Partners plc Long Term Incentive Plan will also shortly be available for inspection on the National Storage Mechanism. CCEP’s Q1 2026 trading update will be announced on 28 April 2026. CONTACTS Company Secretariat Svetlana Walker svetlana.walker@ccep.com Investor Relations Sarah Willett sarah.willett@ccep.com Media Relations Shanna Wendt mediaenquiries@ccep.com ABOUT CCEP Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049). For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.